UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WISeKey International Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.01 per share

Class B ordinary shares, par value CHF 0.05 per share

(Title of Class of Securities)

97727L200**

(CUSIP Number)

Carlos Moreira

c/o

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares of the Issuer, each representing five Class B ordinary shares. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97727L200	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Moreira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,291,013 Class A ordinary shares 1,263,388 Class B ordinary shares (subject to the Securities Lending Agreement)
	8	SHARED VOTING POWER 66,000 Class B ordinary shares
	9	SOLE DISPOSITIVE POWER 45,291,013 Class A ordinary shares 1,263,388 Class B ordinary shares (subject to the Securities Lending Agreement)
	10	SHARED DISPOSITIVE POWER 66,000 Class B ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,291,013 Class A ordinary shares 1,329,388 Class B ordinary shares (subject to the Securities Lending Agreement)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.6% of the Class A ordinary shares 1.7% of the Class B ordinary shares (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 5 for calculation of the percentage of Class A Shares and Class B Shares, respectively.

CUSIP No. 97727L200	13D	Page 3 of 8 Pages

Item 1.  Security and Issuer.

This Amendment No. 3 supplements and amends the Schedule 13D that was originally filed on January 27, 2020, as amended by Amendment No.1 to the Schedule 13D filed on March 16, 2020, and by Amendment No. 2 to the Schedule 13D filed on January 27, 2021 (the “Schedule 13D”). This Amendment No. 3 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is amended by adding the following:

On November 25, 2021, the Reporting Person and Philippe Doubre executed a reconfirmation of a share exchange undertaking (the “Share Exchange Undertaking”), pursuant to the terms of which Mr. Doubre has the right to exchange his Class B ordinary shares (“Class B Shares”) of WISeKey International Holding AG (the “Company” or the “Issuer”) for Class A ordinary shares (“Class A Shares”) of the Company held by the Reporting Person, at an exchange ratio of one Class B Share for five Class A Shares.

Pursuant to the Share Exchange Undertaking, on November 25, 2021, the Reporting Person and Mr. Doubre entered into a Share Exchange Agreement (the “Share Exchange Agreement”) whereby Mr. Doubre agreed to transfer 701,695 Class A Shares to the Reporting Person, and the Reporting Person agreed to transfer 140,339 Class B Shares to Mr. Doubre (the “Share Exchange Transaction”). The transfer of such shares took place on November 26, 2021. No payment of money was exchanged in connection with the Share Exchange Transaction.

The terms of the Share Exchange Undertaking and the Share Exchange Agreement are incorporated by reference herein.

On November 25, 2021, pursuant to two Option Agreements each dated November 25, 2021 (the “Option Agreements”) and the WISeKey Employee Stock Option Plan dated September 29, 2016 as amended on November 24, 2021 (the “Amended Stock Option Plan”) (the terms of such agreements are incorporated by reference herein), the Reporting Person was granted (i) 5,454,500 options to purchase an equal number of Class A Shares and (ii) 575,765 options to purchase an equal number of Class B Shares (collectively, the “Options”). The Options may be exercised at any time on or before November 24, 2028, at an exercise price per option equal to (i) CHF 0.01 per Class A Share and (ii) CHF 0.05 per Class B Share, respectively.

CUSIP No. 97727L200	13D	Page 4 of 8 Pages

As part of the Reporting Person’s executive compensation package, the Issuer was obligated to grant the Reporting Person 500,000 options to purchase an equal number of Class B Shares each year. Such options were not granted to the Reporting Person in the years 2017-2021. As such, the Reporting Person was owed an aggregate of 2,500,000 options to purchase an equal number of Class B Shares (the “Owed Options”). On November 24, 2021, the Board of the Directors of the Issuer agreed to grant the Options to the Reporting Person (in addition to a cash payment of CHF 2,028,571 in relation to the years 2017-2020, and an additional cash payment calculated as 166,667 options multiplied by the annual 2021 volume-weighted average price of a Class B Share on the SIX Swiss Stock Exchange up to December 31, 2021) in settlement of the Issuer’s obligation of the Owed Options.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Person entered into the Share Exchange Transaction pursuant to the Share Exchange Undertaking. The Options were issued to the Reporting Person as part of his compensation for his service as the Chief Executive Officer of the Company.

The Reporting Person holds his shares and options for investment purposes and to maintain control of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a)	As of the date hereof, the Reporting Person beneficially owned: (i) 39,836,513 Class A Shares and 5,454,500 Class A Shares issuable upon the exercise of options to purchase the equivalent number of the Class A Shares that are immediately exercisable, representing 99.6% of the outstanding Class A Shares as at November 25, 2021, which includes the 5,454,500 Class A Shares issuable upon the exercise of options, and (ii) 687,623 Class B ordinary shares held directly by the Reporting Person (all of which are subject to the Securities Lending Agreement), 575,765 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, 44,000 Class B Shares held indirectly by the Reporting Person by virtue of those shares being held by immediate family members of the Reporting Person, and 22,000 Class B Shares held indirectly by the Reporting Person issuable pursuant to options held by immediate family members of the Reporting Person that are immediately exercisable, representing 1.7% of the outstanding Class B Shares as at November 25, 2021, which includes the 575,765 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, the 44,000 Class B Shares held indirectly by the Reporting Person by virtue of those shares being held by immediate family members of the Reporting Person, and the 22,000 Class B Shares held indirectly by the Reporting Person issuable pursuant to options held by immediate family members of the Reporting Person that are immediately exercisable, and excluding the 8,722,817 Class B shares held by the Company as treasury shares as at November 25, 2021. The Reporting Person’s beneficial holdings of Class A Shares and Class B Shares together represent 38.8% of the voting rights of the Issuer. Each Class A Share and Class B Share is entitled to one vote per share.

CUSIP No. 97727L200	13D	Page 5 of 8 Pages

If the Reporting Person were to convert all of his Class A Shares into Class B Shares (assuming a conversion ratio of 5 Class A Shares into 1 Class B Share), he would beneficially own 10,387,590 Class B Shares, which includes (i) 7,967,302 Class B Shares that would result from the conversion of the Reporting Person’s Class A Shares, (ii) 1,090,900 Class B Shares issuable upon the exercise of 5,454,500 options to purchase the equivalent number of Class A Shares that are immediately exercisable, (iii) 575,765 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, (iv) 44,000 Class B Shares held indirectly by the Reporting Person by virtue of those shares being held by immediate family members of the Reporting Person, and (v) 22,000 Class B Shares held indirectly by the Reporting Person issuable pursuant to options held by immediate family members of the Reporting Person that are immediately exercisable), which would be 11.7% of the total amount of outstanding Class B Shares as at November 25, 2021, increased by (a) 7,967,302 Class B Shares that would result from the conversion of the Reporting Person’s Class A Shares, (b) 1,090,900 Class B Shares issuable upon the exercise of 5,454,500 options to purchase the equivalent number of Class A Shares that are immediately exercisable, (c) 575,765 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, (d) 44,000 Class B Shares held indirectly by the Reporting Person by virtue of those shares being held by immediate family members of the Reporting Person, and (e) 22,000 Class B Shares held indirectly by the Reporting Person issuable pursuant to options held by immediate family members of the Reporting Person that are immediately exercisable, and excluding the 8,722,817 Class B shares held by the Company as treasury shares as at November 25, 2021.

If the Reporting Person were to convert all of his Class A Shares into Class B Shares (assuming a conversion ratio of 5 Class A Shares into 1 Class B Share), he would beneficially own 8.0% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as at November 25, 2021, which includes the (i) 7,967,302 Class B Shares that would result from the conversion of the Reporting Person’s Class A Shares, (ii) 1,090,900 Class B Shares issuable upon the exercise of 5,454,500 options to purchase the equivalent number of Class A Shares that are immediately exercisable, (iii) 575,765 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, (iv) 44,000 Class B Shares held indirectly by the Reporting Person by virtue of those shares being held by immediate family members of the Reporting Person, and (v) 22,000 Class B Shares held indirectly by the Reporting Person issuable pursuant to options held by immediate family members of the Reporting Person that are immediately exercisable, and excludes the 8,722,817 Class B shares held by the Company as treasury shares as at November 25, 2021.

(b)	As of the date hereof, the number of Ordinary Shares that are beneficially owned by the Reporting Person as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

a.	sole power to vote or to direct the vote:

(i)	45,291,013 Class A Shares (5,454,500 of which are in the form of options to purchase Class A Shares); and

(ii)	1,263,388 Class B Shares (all of which are subject to the Securities Lending Agreement and 575,765 of which are in the form of options to purchase Class B Shares)

b.	shared power to vote or to direct the vote: 66,000 Class B ordinary shares (22,000 of which are in the form of options to purchase Class B ordinary shares)

c.	sole power to dispose or to direct the disposition:

CUSIP No. 97727L200	13D	Page 6 of 8 Pages

(i)	45,291,013 Class A Shares (5,454,500 of which are in the form of options to purchase Class A Shares); and

(ii)	1,263,388 Class B Shares (all of which are subject to the Securities Lending Agreement and 575,765 of which are in the form of options to purchase Class B Shares)

d.	shared power to dispose or to direct the disposition: 66,000 Class B ordinary shares (22,000 of which are in the form of options to purchase Class B ordinary shares)

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the Ordinary Shares of the Issuer within the last 60 days.

(d)	No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule13D.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

A copy of the reconfirmation of the Share Exchange Undertaking is attached hereto as Exhibit 7 and incorporated herein by reference thereto in response to this Item 6.

A copy of the Share Exchange Agreement is attached hereto as Exhibit 8 and incorporated herein by reference thereto in response to this Item 6.

A copy of each of the Option Agreements is attached hereto as Exhibit 9 and Exhibit 10 and incorporated herein by reference thereto in response to this Item 6.

A copy of the Amended Stock Option Plan is attached hereto as Exhibit 11 and incorporated herein by reference thereto in response to this Item 6.

CUSIP No. 97727L200	13D	Page 7 of 8 Pages

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1: Option Agreement between WISeKey International Holding AG and Carlos Moreira, dated September 27, 2019 (Previously filed)*

Exhibit 2: WISeKey Employee Stock Option Plan, dated September 29, 2016 (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form 20-F filed November 08, 2019)*

Exhibit 3: Reconfirmation Agreement between WISeKey International Holding AG and Carlos Moreira, dated January 24, 2020 (Previously filed)*

Exhibit 4: Securities Lending Agreement, dated June 17, 2019 between UBS Switzerland AG, as supplemented on August 2, 2019, and as further supplemented with the Side Letter dated March 3, 2020 (previously filed)*

Exhibit 5: Share Exchange Undertaking, dated February 6, 2016, by and among Carlos Moreira, Dourgam Kummer and WISeKey International Holding AG (Previously filed)*

Exhibit 6: Share Exchange Agreement, dated January 21, 2021, by and among Carlos Moreira, Dourgam Kummer and WISeKey International Holding AG (Previously filed)*

Exhibit 7: Reconfirmation Agreement (of the Share Exchange Undertaking), dated November 25, 2021, by and among Carlos Moreira, Philippe Doubre and WISeKey International Holding AG

Exhibit 8: Share Exchange Agreement, dated November 25, 2021, by and among Carlos Moreira, Philippe Doubre and WISeKey International Holding AG

Exhibit 9: Option Agreement between WISeKey International Holding AG and Carlos Moreira, dated November 25, 2021

Exhibit 10: Option Agreement between WISeKey International Holding AG and Carlos Moreira, dated November 25, 2021

Exhibit 11: WISeKey Employee Stock Option Plan, as amended November 24, 2021

*Incorporated by reference

CUSIP No. 97727L200	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Carlos Moreira Name: Carlos Moreira

Date: November 29, 2021